NO ACT

DC
P.E
12-14-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07085568

December 31, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/31/2007

Re: Washington Mutual, Inc.
Incoming letter dated December 14, 2007

Dear Mr. Mueller:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposal submitted to Washington Mutual by Edward Hernstadt. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bruce T. Herbert, AIF
President
Newground Social Investment
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2007 DEC 17 PM 12:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 14, 2007

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 95206-00128

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Edward Hernstadt, as represented by Newground Social Investment*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Washington Mutual, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Edward Hernstadt, as represented by Newground Social Investment (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous share ownership in response to the Company's proper request for that information. A copy of the Proposal, which requests the Company provide a report on its political contributions, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BACKGROUND

The Proponent submitted the Proposal on November 15, 2007, to the Company via courier. The Company received the Proposal on November 16, 2007. The Proponent did not include with the Proposal evidence demonstrating satisfaction of Rule 14a-8(b) and did not include a statement that the Proponent intended to hold the shares through the date of the Company's 2008 Annual Meeting of Shareholders. Furthermore, the Proponent does not appear on the records of the Company's stock transfer agent as a shareholder of record.

Accordingly, the Company sent via Federal Express a letter on November 27, 2007, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency, specifically that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice states, "to date we have not received proof that [the Proponent] has satisfied Rule 14a-8's ownership requirements" and further states:

> To remedy this defect, on behalf of [the Proponent] you must submit sufficient proof of his ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of [the Proponent's] shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, [the Proponent] continuously held the requisite number of Company shares for at least one year; or

- if [the Proponent] has filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and a written statement that [the Proponent] continuously held the required number of shares for the one-year period.

The Deficiency Notice also notes that verification is required that the Proponent "intends to continue to hold the requisite number of shares through the date of the Company's 2008 Annual Meeting." Federal Express records confirm delivery of the Deficiency Notice to the Proponent at 10:36 a.m. on November 29, 2007. *See* Exhibit C.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

As described above, the Company received the Proposal on November 16, 2007. The Company timely sent the Deficiency Notice by Federal Express on November 27, 2007, which was within 14 days of receiving the Proposal, and the Proponent received the Deficiency Notice on November 29, 2007. As of December 13, 2007, the Proponent has not replied to the Deficiency Notice. Thus, the Proponent failed to reply to the Deficiency Notice within 14 calendar days of receiving such notice, the period prescribed by Rule 14a-8(b).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- the fact that, according to the Company's stock records, the Proponent was not a record owner of its shares;
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- the fact that verification that the Proponent intends to continue to hold the shares through the Company's 2008 Annual Meeting was required;
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g.*, *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). More specifically, the Staff consistently has granted no-action relief when a proponent "appears not to have responded" to a company's "request for documentary support indicating that [the proponent] has satisfied" Rule 14a-8(b)'s ownership requirements. *Torotel Inc.* (avail. Aug. 29, 2007); *Dell Inc.* (avail. Apr. 2, 2007); *Citizens Communications Co.* (avail. Mar. 8, 2007); *International Paper Co.* (avail. Feb. 28, 2007); *International Business Machines Corp.* (avail. Dec. 5, 2006); *General Motors Corp.* (avail. Apr. 3, 2006). Similarly here, the Proponent did not respond to the Company's request for documentary support proving that the Proponent had satisfied Rule 14a-8(b)'s continuous ownership requirements.

Despite the Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of the requisite ownership of Company stock as of the date the Proposal was submitted. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or Christopher J. Bellavia, First Vice President and Assistant General Counsel at the Company, at (206) 500-4337.

Sincerely,



Ronald O. Mueller

ROM/jlk
Enclosures

cc: Christopher J. Bellavia, Washington Mutual, Inc.
Bruce T. Herbert, Newground Social Investment

100354386_2.DOC

EXHIBIT A

Newground
Social Investment

2206 Queen Anne Ave N, Suite 402
Seattle, Washington 98109

www.newground.net
(206) 522-1944

Via Courier

Thursday, November 15, 2007

Ms. Susan Taylor
Corporate Secretary
Washington Mutual, Inc.
1301 Second Avenue
Seattle, WA 98101

Re: Item on Political Activity Disclosure for Inclusion in Proxy

Dear Ms. Taylor,

We write representing 200 shares of Washington Mutual common stock, held in the name of our client Edward Hernstadt.

Relative to these shares, and consistent with Securities and Exchange Commission rules (including rule 14a-8), attached please find a resolution for inclusion in the proxy for the Washington Mutual 2008 annual meeting of shareowners.

Though there has been an interest in dialogue on the part of the Company, we offer this resolution at this time merely to preserve our right as shareowners to bring issues for consideration before the full body of owners of Washington Mutual.

As an active participant in the community of socially concerned investors, and as a past Governing Boardmember of the Interfaith Center on Corporate Responsibility (ICCR), I am eager to engage in dialog on the topic of transparency of political contributions – with the hope that an agreement on this critical corporate governance issue can be reached and the resolution withdrawn.

We look for this dialog to take place in the same spirit of collegiality that we have enjoyed when discussing this topic at previous annual meetings with Mr. Kerry Killinger and others from the Company. Ms. Taylor, we look forward to connecting with you or your representatives regarding this important matter.

Sincerely,



Bruce T. Herbert, AIF
President | ACCREDITED INVESTMENT FIDUCIARY

cc: Securities and Exchange Commission

Resolved, that the shareholders of Washington Mutual, Inc ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Washington Mutual, Inc, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of the company and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

Washington Mutual, Inc contributed at least $700,000 in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine, available at http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics, available at http://www.followthemoney.org/index.phtml)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even corporate management does not know how trade associations use their company's money politically.

The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Pfizer, Dell, Aetna and American Electric Power that support political disclosure and accountability and disclose this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

+ + +

EXHIBIT B

 WaMu®

November 27, 2007

VIA FEDERAL EXPRESS

Mr. Bruce T. Herbert
Newground Social Investment
2206 Queen Anne Ave. North, Suite 402
Seattle, WA 98109

Dear Mr. Herbert:

I am writing on behalf of Washington Mutual, Inc. (the "Company"), which received on November 16, 2007 Newground Social Investment's (the "Fund") shareholder proposal on behalf of Edward Hernstadt regarding the Company's preparation of a political activity report for consideration at the Company's 2008 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. In addition, the proponent must affirmatively state that it will continue to hold the shares through the date of the Company's 2008 Annual Meeting. The Company's stock records do not indicate that Mr. Hernstadt is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Hernstadt has satisfied Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

To remedy this defect, on behalf of Mr. Hernstadt you must submit sufficient proof of his ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Fund's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, the Fund continuously held the requisite number of Company shares for at least one year; or

- if the Fund has filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Fund continuously held the required number of shares for the one-year period.

You must also verify that Mr. Hernstadt intends to continue to hold the requisite number of shares through the date of the Company's 2008 Annual Meeting.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at 1301 Second Avenue, WMC 3501, Seattle, WA 98101. Alternatively, you may transmit any response by facsimile to me at 206-377-2230. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me at 206-500-4337.

Sincerely,



Christopher J. Bellavia
Assistant General Counsel

Enclosure – Rule 14a-8 of the Securities Exchange Act of 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

EXHIBIT C

From: Origin ID: LKEA (206)500-4341
Shanna Thompson
WAMUSEA
1301 Second Avenue
WMC 3501
Seattle, WA 98101



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Account#: S *********

Delivery Address Bar Code



SHIP TO: (206)500-4337 BILL SENDER
Bruce Herbert
Newground Social Investment
2206 Queen Anne Avenue N.
Suite 402
Seattle, WA 98109

Ref # 4460
Invoice #
PO #
Dept #



TRK# 0201 7926 0460 9679

WED - 28NOV A1
STANDARD OVERNIGHT

SEA
WA-US
98109

85-LKEA



Shipping Label: Your shipment is complete

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Thompson, Shanna L.

From: TrackingUpdates@fedex.com
Sent: Thursday, November 29, 2007 10:39 AM
To: Thompson, Shanna L.
Subject: FedEx Shipment 792604609679 Delivered

This tracking update has been requested by:

Company Name:	WAMUSEA
Name:	Shanna Thompson
E-mail:	Shanna.Thompson@wamu.net

Our records indicate that the following shipment has been delivered:

Door Tag number:	DT101531787253
Reference:	4460
Ship (P/U) date:	Nov 27, 2007
Delivery date:	Nov 29, 2007 10:36 AM
Sign for by:	N.HERBERT
Delivered to:	Receptionist/Front Desk
Service type:	FedEx Standard Overnight
Packaging type:	FedEx Envelope
Number of pieces:	1
Weight:	0.50 lb.
Special handling/Services:	Deliver Weekday
Tracking number:	792604609679

Shipper Information	Recipient Information
Shanna Thompson	Bruce Herbert
WAMUSEA	Newground Social Investment
1301 Second Avenue;WMC 3501	2206 Queen Anne Avenue N.;Suite 402
Seattle	Seattle
WA	WA
US	US
98101	98109

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Washington Mutual, Inc.
Incoming letter dated December 14, 2007

The proposal relates to political contributions and expenditures.

There appears to be some basis for your view that Washington Mutual may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its common stock through the date of the shareholder meeting. It appears that the proponent did not respond to Washington Mutual's request for this statement. Accordingly, we will not recommend enforcement action to the Commission if Washington Mutual omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END